

Mail Stop 4631

February 26, 2010

**<u>Via U.S. mail and facsimile</u>**

Mr. Alan Pretter
Senior Legal Counsel
NOVA Chemicals Corporation
1550 Coraopolis Corporation
Coraopolis, PA 15108

   **RE: NOVA Chemicals Corporation**
     **Amendment No. 1 to Form F-4**
     **Filed February 12, 2010**
     **File No. 333-163915**

Dear Mr. Pretter:

   We have reviewed your filing and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results…, page 35</u>

<u>Liquidity and Capital Resources, page 65</u>

1. We note your response to comment 11 in our letter dated January 15, 2010, and revised disclosure with regard to your principal sources of liquidity.  Your contractual obligation table combines your obligations for 2010 and 2011.  Considering your negative working capital position, it maybe helpful to a reader to discuss your contractual obligations specifically relating to 2010 and the resources needed to fulfill all expected liquidity obligations in 2010.  See section 501.13.b of the Financial Reporting Codification.

<u>Market and Regulatory Risk, page 88</u>

<u>Foreign Exchange Hedging, page 89</u>

2. You indicate in your response to comment 13 in our letter dated January 15, 2010, that you have revised your disclosure to address our comment.  It is unclear where you have addressed this comment in your amendment to your Form F-4.  As previously requested, please revise to clarify the impact the change in functional currency had on your foreign exchange risk exposure and how you manage the

risk.  It appears as if you have only added reference to your sensitivity analysis in
your revised disclosure.  Please address how this sensitivity information complies
with the quantitative information about market risk required by Item 11(a) of
Form 20-F.

Commodity Price Risk Management and Hedging, page 90

3.  We note your response to comment 14 in our letter dated January 15, 2010, and
your revised disclosure.  It is unclear how you have addressed each bullet point in
our prior comment.  Please provide us with page references as to where you have
revised your disclosure to address our comment.  As previously requested, please
expand your discussion of commodity price risk management and hedging to
address the following:

- Disclose the expected impact of market fluctuations on your existing
derivative positions.  In Note 20, you have provided a sensitivity analysis of
the impact to after-tax income assuming a unit increase in your primary
feedstocks.  Please tell us whether this includes consideration of your
commodity forward purchase contracts and other derivatives.  Include a
sensitivity analysis of the impact to the consolidated financial statements from
your significant commodity derivative contracts given an increase or decrease
in feedstock prices.

- Discuss material limitations that cause the information required under
paragraph (a)(1) of Item 11 not to reflect fully your net market risk exposures.
Your disclosure should include summarized descriptions of instruments,
positions, and transactions omitted from the quantitative market risk
disclosure information in Note 20, and transactions that are included, but not
reflected fully in the quantitative market risk disclosure information.

- Discuss the reasons for material quantitative changes in market risk exposures
between the current and preceding fiscal years.

- Disclose any changes in either your primary market risk exposures or how
these exposures are managed, when compared to what was in effect during the
most recently completed fiscal year and what is known or expected to be in
effect in future reporting periods.

The Exchange Offer, page 136

Expiration Date; Extensions; Amendments, page 138

4. We note your response to comment 19 in our letter dated January 15, 2010 and have the following comments:

   • It is not clear how you would delay acceptance of the notes upon the occurrence of an event set forth in the Conditions of the Exchange Offer" section, as all conditions must be satisfied or waived prior to expiration of the offer. Please revise accordingly.

   • Please indicate under this heading, as you have in your response letter, that any delay will be consistent with Rule 14e-1(c).

Conditions of the Exchange Offer, page 144

5. We note your response to comment 22 in our letter dated January 15, 2010. The second bullet point under this heading continues to include a subjective standard. As previously requested, please revise your disclosure to provide an objective standard for the determination of whether conditions have occurred or have been satisfied.

Description of Exchange Notes, page 146

6. We note your response to comment 24 in our letter dated January 15, 2010, and reissue this comment with respect to the last sentence of the second paragraph under "General" indicating that the summary is "qualified by reference to all the provisions of the indenture."

Available Information, page 175

7. We reissue comment 28 from our letter dated January 15, 2010. We note the qualification in the sentence that begins "Statements contained in this prospectus as to the contents of any contract or other document…are not necessarily complete…." Please note that you may not qualify information in your prospectus by reference to provisions in your exhibits or elsewhere unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Therefore, please remove this sentence from your disclosure.

Financial Statements

Note 21 – United States Generally Accepted Accounting Principles, page F-76

8.  We note your response to comment 29 in our letter dated January 15, 2010.
    Please note that Item 17(c)iii requires a statement of cash flows in US GAAP or
    under IFRS or a note describing the material differences in the accounting
    principles used.  It is unclear why you are not including this note in your 2008
    financial statements.  Please revise to include the information required in Item
    17(c)(2)(iii) or to the extent, this information is not applicable please disclose this
    fact.

Note 2 – IPIC Acquisition, page F-104

9.  We note your response to comments 32 and 33 in our letter dated January 15,
    2010, with regard to the IPIC Acquisitions purchase price and allocation.  Please
    revise to disclose the purchase price calculation as you have included in your
    response to prior comment 32 and the underlying reasons for the bargain purchase
    as you have discussed in your response to prior comment 33.  Also, please
    disclose when you expect to finalize the valuation and what remains to be done
    before finalization.

Part II – Information Not Required in Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-3

10. We note your response to comment 35 in our letter dated January 15, 2010, and
    reissue this comment.  Please be advised that Item 601 of Regulation S-K governs
    the items that must be filed as exhibits to your registration statement.  See Item
    21(a) of Form F-4.

Exhibit 5.1

11. Please have counsel revise its opinion to consent to the reliance of Orrick,
    Herrington & Sutcliffe LLP on its opinion.

Supplemental Letter

    12. Please revise your supplemental letter to provide the following representations:

- You will make each holder of Outstanding Notes participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person:

  - cannot rely on the Commission's position in the foregoing no-action letters and similar interpretative and no-action letters and

  - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes.

- You acknowledge that any resale of the Exchange Notes by a holder of Outstanding Notes participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

- You further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the Exchange Notes.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3854 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,


Pamela A. Long
Assistant Director


cc:     Alan Talkington, Esq. (via facsimile)
        Orrick, Herrington & Sutcliffe LLP